Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124855

PROSPECTUS SUPPLEMENT NO. 7
TO
PROSPECTUS DATED OCTOBER 3, 2005

Common Stock

This prospectus supplement No. 7 relates to the disposition from time to time of up to 50,637,923 shares of common stock, par value $0.001 per share, of Centennial Bank Holdings, Inc. by the holders of these shares named in the prospectus dated October 3, 2005, whom we refer to as the “selling stockholders,” and their transferees. We have registered the shares to provide the selling stockholders with freely tradable securities, but the registration of the shares does not necessarily mean that any or all of such shares will be offered by the selling stockholders. See “Principal and Selling Stockholders” in the prospectus. We will not receive any of the proceeds from the disposition of the shares by the selling stockholders.

The shares of our common stock are listed on the Nasdaq National Market under the symbol “CBHI”.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 12 of the prospectus and in item 1A of our annual report included in prospectus supplement No. 2, which address factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement No. 7. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposits or savings accounts of a bank or savings association and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

On July 25, 2006, the Company filed with the Securities and Exchange Commission a Form 8-K, a copy of which is attached hereto and deemed to be a part hereof.

The date of this prospectus supplement No. 7 is July 25, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)    July 24, 2006

Centennial Bank Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-51556	41-2150446
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

1331 Seventeenth St., Suite 300 Denver, CO		80202
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code    303-296-9600

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                             Entry into a Material Definitive Agreement.

On July 24, 2006, Sherri L. Heronema joined Centennial Bank Holdings, Inc. (the “Company”) as the Company’s Executive Vice President, Human Resources and Administration. In connection with the hiring of Ms. Heronema, the Company entered into a change-in-control agreement (the “Agreement”) with Ms. Heronema. The Agreement provides for severance in the event of certain terminations of her employment within the two years following a “Change in Control” (as defined in the Agreement). Under those circumstances, the Company will (i) pay to Ms. Heronema two (2) times her highest annual compensation (base salary, automobile and other expense allowances, and bonus) for any of the three most recent calendar years and (ii) provide Ms. Heronema and her dependents with medical and dental coverage for 24 months. Ms. Heronema is also subject to a non-solicitation covenant (as further specified in the Agreement) for two years following any termination of her employment. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Item 2.02                                             Results of Operations and Financial Condition.*

Item 7.01                                             Regulation FD Disclosure.*

On July 25, 2006, the Company issued a press release announcing its financial results for the quarter ended June 30, 2006. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01                                             Financial Statements and Exhibits.*

(c) Exhibits.

The following exhibits are being filed or furnished (as indicated below) herewith:

10.1                           Change-in-Control Agreement, dated July 24, 2006, between Sherri L. Heronema and the Company (filed)

99.1                           Press Release, dated July 25, 2006 (furnished)

* The information furnished under Items 2.02, 7.01 and 9.01 of this Current Report on Form 8-K, other than Exhibit 10.1 under Item 9.01, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, nor shall it be deemed incorporated by reference in any registration statement or other filings of Centennial Bank Holdings, Inc. under the Securities Act of 1933, as amended, except as shall be set forth by specific reference in such filing.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENNIAL BANK HOLDINGS, INC.

	By:	/s/ Zsolt K. Besskó
Name: Zsolt K. Besskó
Title: Executive Vice President, General Counsel and Secretary

Date: July 25, 2006

3

Exhibit 99.1

Contact:	Dan M. Quinn	Paul W. Taylor
	Chief Executive Officer	Chief Financial Officer
	1331 Seventeenth Street, Suite 300	1331 Seventeenth Street, Suite 300
	Denver, CO 80202	Denver, CO 80202
	303/296-9600	303/296-9600

FOR IMMEDIATE RELEASE:

Centennial Bank Holdings, Inc. Announces Second Quarter 2006 Earnings

Denver, Colorado, July 25, 2006 — Centennial Bank Holdings, Inc. (Nasdaq: CBHI) today reported second quarter 2006 net income of $5.7 million, or 10 cents per basic and diluted share, compared to second quarter 2005 net income of $3.6 million, or 7 cents per basic and diluted share, and first quarter 2006 net income of $7.4 million, or 13 cents per basic and diluted share. Excluding after-tax intangible asset amortization of $1.9 million, cash net income for the quarter was $7.6 million, or 13 cents per basic and diluted share, compared to the second quarter 2005 cash net income of $5.5 million, or 11 cents per basic and diluted share, and first quarter 2006 cash net income of $9.3 million, or 16 cents per basic and diluted share.

For the first six months of 2006, net income was $13.2 million or 22 cents per basic and diluted share, with cash net income of $16.9 million or 29 cents per basic and diluted share excluding after-tax intangible asset amortization of $3.7 million.

Second quarter 2006 net income was impacted by an increase in noninterest expense of $3.3 million, consisting of costs associated with the management transition announced in May 2006, new employee hirings and compliance with the Sarbanes-Oxley Act.

The comparability of the company’s financial information to periods prior to the fourth quarter 2005 is affected by the company’s fourth quarter 2005 acquisitions of First MainStreet Financial, Ltd. and Foothills Bank.

“We continue to be disappointed by the lack of loan and deposit growth,” stated Dan Quinn, Chief Executive Officer. “However, with the recent management transition, we have renewed our efforts on improving both loan and deposit growth. With the addition of key experienced bankers in the past few months, our consistently strong net interest margin, and our commitment to outstanding profitability, we believe we are well-positioned for long-term future growth and improved profitability.”

	Quarter Ended June 30, 2006	Quarter Ended March 31, 2006	% Change	Quarter Ended June 30, 2005	% Change
Earnings per share-basic & diluted	$0.10	$0.13	(23.1)%	$0.07	42.9%
Cash earnings per share-basic & diluted	$0.13	$0.16	(18.8)%	$0.11	18.2%
Return on average assets	0.81%	1.03%	(21.4)%	0.60%	35.0%
Return on tangible average assets (cash)	1.27%	1.52%	(16.4)%	1.08%	16.5%
Net Interest Margin	5.51%	5.44%	1.3%	5.63%	(2.1)%
Efficiency Ratio	66.70%	56.76%	17.5%	64.24%	3.8%

Balance Sheet

At June 30, 2006, the company had total assets of $2.9 billion, compared to $3.0 billion at December 31, 2005, and $2.9 billion at March 31, 2006.

(In thousands)	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005

Total loans, net of unearned discount	$1,931,810	$2,010,881	$2,074,413	$1,769,548	$1,724,243
Allowance for loan losses	(25,297)	(26,999)	(27,475)	(25,019)	(25,535)
Total assets	2,850,281	2,916,510	2,980,757	2,540,169	2,461,842
Average assets	2,836,432	2,929,712	2,873,828	2,472,939	2,413,517
Total deposits	1,998,055	2,077,076	2,048,352	1,721,609	1,589,180

Total loans, net of unearned discount, decreased $142.6 million from December 31, 2005. Total loans, net of unearned discount, were $1.9 billion at June 30, 2006, a decrease of $79.1 million from March 31, 2006. The decline in the loan portfolio was primarily due to the increased pace of loan repayments in the company’s real estate portfolio. However, $40.0 million of loan growth in the second quarter was structured as an investment security, which is carried on the balance sheet as a security available for sale.

At the end of the second quarter 2006, deposits were $2.0 billion, which reflects a decrease of $50.3 million from December 31, 2005 and a decrease of $79.0 million from March 31, 2006. Since December 31, 2005, certificates of deposits declined $69.1 million. Certificates of deposit represented 28.2% of total deposits at June 30, 2006 and 30.9% at December 31, 2005. The decline in deposits is partially due to the continued reduction in the use of certificates of deposit as a funding source and a seasonal fluctuation caused by customer use of deposits to pay tax liabilities in the second quarter.

Net Interest Income and Margin

Net interest income for second quarter 2006 was $29.4 million, compared to first quarter 2006 net interest income of $29.9 million. This decrease of $0.5 million, or 2% of first quarter 2006 net interest income, was caused in part by a contraction in the company’s loan portfolio.

	Quarter Ended
(Dollars in thousands)	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005

Net interest income	$29,388	$29,907	$30,797	$25,873	$25,870
Interest rate spread	4.66%	4.67%	4.54%	4.72%	5.06%
Net interest margin	5.51%	5.44%	5.39%	5.41%	5.63%

The net interest margin for second quarter 2006 was 5.51%, an increase over first quarter 2006 of 7 basis points. The improvement in the net interest margin is due mainly to the continued increase in our prime lending rate in response to the rise in market interest rates combined with our disciplined approach to deposit pricing.

Net interest income and net interest margin increased for second quarter 2006 from the same period of the previous year by $3.5 million and 11 basis points, respectively. The change in net interest income was significantly impacted by the fourth quarter 2005 acquisitions of First MainStreet and Foothills Bank.

Noninterest Income

The following table presents the noninterest income for the quarter ended June 30, 2006 and the four previous quarters.

	Quarter Ended
(In thousands)	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005

Noninterest income:
Customer service and other fees	$2,993	$2,632	$2,524	$2,035	$1,993
Gain (loss) on sale of securities	—	(5)	(16)	—	(14)
Gain (loss) on sale of loans	230	314	256	433	257
Gain (loss) on sale of assets	179	(91)	(195)	260	95
Other	203	262	97	4	8

Total noninterest income	$3,605	$3,112	$2,666	$2,732	$2,339

Noninterest income for second quarter 2006 was $3.6 million, an increase of $0.5 million from first quarter 2006. Customer service and other fees increased steadily in the first and second quarters of 2006 due to new deposit products and corresponding service charges implemented in early 2006.

Second quarter 2006 noninterest income increased by $1.3 million from second quarter 2005 primarily due to the First MainStreet and Foothills Bank acquisitions during the fourth quarter 2005 and new deposit products and corresponding service charges implemented in early 2006.

Noninterest Expense

The following table presents the noninterest expense for the quarter ended June 30, 2006 and the previous four quarters.

	Quarter Ended
(In thousands)	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005

Noninterest expense:
Salaries and employee benefits	$12,082	$11,435	$11,202	$9,828	$10,088
Occupancy expense	1,995	2,052	1,947	1,651	1,660
Furniture and equipment	1,230	1,165	1,188	924	881
Amortization of intangible assets	2,998	2,998	3,232	2,968	3,095
Merger, acquisition and transition expenses	1,540	88	1,995	752	2,762
Other general and administrative	5,159	4,002	5,492	4,604	2,731

Total noninterest expense	$25,004	$21,740	$25,056	$20,727	$21,217

Noninterest expense for second quarter 2006 was $25.0 million, compared to $21.7 million for first quarter 2006. The largest factor for the $3.3 million increase was a transition expense of $1.4 million due to contractual severance obligations incurred by the company due to its management transition announced in May 2006. Additionally, salary and benefit expenses increased by $0.6 million, $0.4 million of which was associated with the hiring of new employees, and professional services increased by $0.8 million, which included fees relating to the implementation of Sarbanes-Oxley Act Section 404 requirements.

Second quarter 2006 noninterest expense was $3.8 million greater than noninterest expense for second quarter 2005. This increase in noninterest expense is due primarily to the factors mentioned above and additional expenses resulting from the First MainStreet and Foothills Bank acquisitions.

Asset Quality

The following table presents selected asset quality data as of the dates indicated.

	June 30,	March 31,	December 31,	September 30,	June 30,
(In thousands, except ratios)	2006	2006	2005	2005	2005

Nonaccrual loans	$30,684	$28,746	$29,608	$8,352	$9,975
Accruing loans past due 90 days or more	84	1	131	1,806	280

Total nonperforming loans (NPLs)	30,768	28,747	29,739	10,158	10,255
Other real estate owned	1,041	1,267	1,465	2,532	4,438

Total nonperforming assets (NPAs)	$31,809	$30,014	$31,204	$12,690	$14,693

Selected ratios:
NPLs to total loans held for investment	1.60%	1.43%	1.44%	0.58%	0.60%
NPAs to total assets	1.12%	1.03%	1.05%	0.50%	0.60%

Nonperforming assets of $31.8 million at June 30, 2006 reflected increases of $1.8 million from March 31, 2006 and $0.6 million from December 31, 2005. At June 30, 2006 and March 31, 2006, seven lending relationships at each date accounted for 57.6% and 65.1%, respectively, of the total nonperforming assets.

The company did not record a provision for loan loss expense during second quarter 2006 or second quarter 2005, as was the case for first quarter 2006. At June 30, 2006, the allowance for loan losses was $25.3 million, compared to $27.0 million at March 31, 2006 and $27.5 million at December 31, 2005. The ratio of the allowance for loan losses to loans, net of unearned discount, was 1.3% at June 30, 2006, March 31, 2006 and December 31, 2005. The allowance for loan losses to total nonperforming assets was 79.5% at June 30, 2006 compared to 90.0% and 88.1% at March 31, 2006 and December 31, 2005, respectively. Management believes that the allowance for loan losses is adequate to cover potential losses in the company’s loan portfolio based on its analysis of loans, including the collateral position of identified substandard loans.

Stock Repurchase Program

During the second quarter 2006, the company repurchased 1,245,000 shares at an approximate cost of $13.5 million, or an average price of $10.87 per share. The cumulative share repurchases during the first six months of 2006 was 1,533,600 shares at an approximate cost of $16.9 million, or an average price of $11.01 per share. As of June 30, 2006, the company had 59,189,674 shares outstanding, including 1,565,343 shares of unvested restricted stock.

Divestitures

On June 19, 2006, the company signed a definitive agreement to sell its Collegiate Peaks Bank subsidiary to a new group of investors. The company expects the transaction to close in the fourth quarter 2006, subject to the receipt of regulatory approvals.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures, cash net income and cash earnings per share, which exclude the after-tax impact of intangible asset amortization expense, and return on average tangible assets (cash), which excludes the after-tax impact of intangible asset amortization expense and average intangible assets. The company discloses these non-GAAP financial measures to provide meaningful supplemental information regarding the company’s operational performance and to enhance investors’ overall understanding of the company’s core financial performance. Management believes that these non-GAAP financial measures allow for additional transparency and are used by some investors, analysts and other users of the company’s financial information as performance measures. These non-GAAP financial measures are presented for supplemental informational purposes only for understanding the company’s operating results and should not be considered a substitute for financial information presented in accordance with GAAP. These non-GAAP financial measures presented by the company may be different from non-GAAP financial measures used by other companies.

	Quarter Ended			Six Months Ended
(In thousands, except per share data)	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006

GAAP net income	$5,726	$7,429	$3,590	$13,155
Add: Amortization of intangible assets	2,998	2,998	3,095	5,997
Less: Income tax effect	(1,140)	(1,139)	(1,176)	(2,279)
Cash net income	$7,584	$9,288	$5,509	$16,873

Weighted average shares – diluted	58,352	59,057	52,180	58,849

Earnings per share – diluted	$0.10	$0.13	$0.07	$0.22
Add: Amortization of intangible assets (after tax effect)	$0.03	$0.03	$0.04	$0.07
Cash earnings per share	$0.13	$0.16	$0.11	$0.29

Return on tangible net assets (cash)
Cash net income	$7,584	$9,288	$5,509	$16,873

Average total assets	$2,836,432	$2,929,712	$2,413,517	$2,884,741
Less average intangible assets	(440,197)	(444,351)	(376,827)	(442,616)
Average tangible assets	$2,396,235	$2,485,361	$2,036,690	$2,442,125

Return on average tangible assets (cash) - cash net income divided by average tangible assets	1.27%	1.52%	1.09%	1.39%

Return on average assets - GAAP net income divided by total average assets	0.81%	1.03%	0.60%	0.92%

About Centennial Bank Holdings, Inc.

Centennial Bank Holdings, Inc. is a bank holding company that operates 37 branches in Colorado through its three bank subsidiaries, Centennial Bank of the West, Guaranty Bank and Trust Company and Collegiate Peaks Bank. The company provides banking and other financial services including real estate, construction, commercial and industrial, and consumer and agricultural loans throughout its targeted Colorado markets to consumers and small to medium-sized businesses, including the owners and employees of those businesses. Centennial Bank of the West also provides trust services, including personal trust administration, estate settlement, investment management accounts and self-directed IRAs. More information about Centennial Bank Holdings, Inc. can be found at www.cbhi.com.

Forward-Looking Statements

Certain statements contained in this press release, including, without limitation, statements containing the words “believes”, “anticipates”, “intends”, “expects”, and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which the company operates; demographic changes; competition; fluctuations in interest rates; continued ability to attract and employ qualified personnel; costs and uncertainties related to the outcome of pending litigation; changes in business strategy or development plans; changes that occur in the securities markets; changes in governmental legislation or regulation; changes in credit quality; the availability of capital to fund the expansion of the company’s business; economic, political and global changes arising from natural disasters; the war on terrorism and conflicts in the Middle East; and additional “Risk Factors” referenced in the company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission, as supplemented from time to time. When relying on forward-looking statements to make decisions with respect to the company, investors and others are cautioned to consider these and other risks and uncertainties. The company can give no assurance that any goal or plan or expectation set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. The forward-looking statements are made as of the date of this press release, and the company does not intend, and assumes no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Centennial Bank Holdings, Inc.

Unaudited Consolidated Balance Sheets

	June 30, 2006	December 31, 2005
	(In thousands)
Assets
Cash and due from banks	$86,073	$88,852
Federal funds sold	4,626	10,090
Cash and cash equivalents	90,699	98,942
Securities available for sale, at fair value	170,433	143,081
Securities held to maturity	7,012	5,798
Bank stocks, at cost	30,265	26,874
Total investments	207,710	175,753
Loans held for sale	4,588	6,820
Loans, net of unearned discount	1,927,222	2,067,593
Less allowance for loan losses	(25,297)	(27,475)
Net loans	1,906,513	2,046,938
Premises and equipment, net	76,604	73,429
Goodwill	391,346	392,507
Other intangible assets, net	47,417	54,922
Other assets	35,582	39,996
Assets held for sale	94,410	98,270
Total assets	$2,850,281	$2,980,757

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing demand	$528,943	$593,811
Interest-bearing demand	810,686	722,030
Savings	94,480	99,496
Time	563,945	633,015
Total deposits	1,998,054	2,048,352
Securities sold under agreements to repurchase and federal fund purchases	30,371	44,399
Borrowings	76,376	130,198
Subordinated debentures	41,239	41,275
Other liabilities	30,759	37,368
Liabilities associated with assets held for sale	77,518	80,417
Total liabilities	2,254,317	2,382,009

Stockholders’ equity:
Common stock	62	63
Additional paid-in capital	613,598	612,089
Retained earnings	31,633	18,478
Accumulated other comprehensive income (loss)	(475)	93
	644,818	630,723
Less cost of shares in treasury	(48,854)	(31,975)
Total stockholders’ equity	595,964	598,748
Total liabilities and stockholders’ equity	$2,850,281	$2,980,757

Centennial Bank Holdings, Inc.
Unaudited Consolidated Income Statements

	Quarter Ended			Six Months Ended
	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Interest income:
Loans, including fees	$40,644	$40,521	$30,583	$81,165	$59,080
Investment securities:
Taxable	718	776	348	1,494	648
Tax-exempt	1,055	911	591	1,966	1,083
Dividends	433	427	199	860	369
Federal funds sold and other	116	75	647	191	1,231
Total interest income	42,966	42,710	32,368	85,676	62,411
Interest expense:
Deposits	11,533	10,147	4,765	21,680	8,393
Federal funds purchased and repurchase agreements	293	261	267	554	444
Subordinated debentures	901	847	596	1,748	1,170
Borrowings	851	1,548	870	2,399	1,206
Total interest expense	13,578	12,803	6,498	26,381	11,213
Net interest income	29,388	29,907	25,870	59,295	51,198
Provision for loan losses	—	—	—	—	1,700

Net interest income, after provision for loan losses	29,388	29,907	25,870	59,295	49,498
Noninterest income:
Customer service and other fees	2,993	2,632	1,993	5,625	3,922
Gain (loss) on sale of securities	—	(5)	(14)	(5)	9
Gain on sale of loans	231	314	257	545	627
Gain (loss) on sale of assets	179	(91)	95	88	341
Other	202	262	8	464	18
Total noninterest income	3,605	3,112	2,339	6,717	4,917
Noninterest expense:
Salaries and employee benefits	12,082	11,435	5,609	23,517	20,396
Occupancy expense	1,994	2,052	1,660	4,046	3,288
Furniture and equipment	1,231	1,165	881	2,396	1,666
Amortization of intangible assets	2,999	2,998	3,095	5,997	6,189
Merger, acquisition and transition expenses	1,539	88	5,005	1,627	5,448
Other general and administrative	5,159	4,002	4,967	9,161	9,213
Total noninterest expense	25,004	21,740	21,217	46,744	46,200
Income before income taxes	7,989	11,279	6,992	19,268	8,215
Income tax expense	2,612	3,990	2,431	6,602	2,734
Income from continuing operations	5,377	7,289	4,561	12,666	5,481

Income (Loss) from discontinued operations, net of tax	349	140	(971)	489	(794)

Net income	$5,726	$7,429	$3,590	$13,155	$4,687

Earnings per share - basic and diluted
Income from continuing operations	$0.09	$0.13	$0.09	$0.22	$0.10
Net income (loss) from discontinued operations, net of tax	0.01	—	(0.02)	—	(0.01)
Net income	0.10	0.13	0.07	0.22	0.09

Centennial Bank Holdings, Inc.

Unaudited Consolidated Average Balance Sheets

	Year to Date Average
	June 30, 2006	June 30, 2005
	(In thousands)
Assets
Loans, net of unearned discount	$1,999,164	$1,658,523
Loans held for sale	3,889	4,273
Interest bearing deposits at banks and federal funds sold	6,359	21,177
Investment securities	176,219	150,662
Average earning assets	2,185,631	1,834,635
Intangible assets	391,603	375,728
Other assets	307,507	192,883

Total average assets	$2,884,741	$2,403,246

Liabilities and Stockholders’ Equity
Average liabilities:
Average deposits:
Noninterest-bearing deposits	$529,433	$479,144
Interest-bearing deposits	1,474,949	1,158,358
Average deposits	2,004,382	1,637,502
Other interest-bearing liabilities	167,830	152,743
Other liabilities	110,702	94,828
Total average liabilities	2,282,914	1,885,073
Average stockholders’ equity	601,827	518,173
Total average liabilities and stockholders’ equity	$2,884,741	$2,403,246

Centennial Bank Holdings, Inc.
Unaudited Asset Quality Measures

	Quarter Ended
	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005

Nonaccrual loans	$30,684	$28,746	$29,608	$8,352	$9,975
Accruing loans past due 90 days or more	84	1	131	1,806	280
Other real estate owned	1,041	1,267	1,465	2,532	4,438
Total nonperforming assets	$31,809	$30,014	$31,204	$12,690	$14,693

Total impaired loans	$46,934	$40,588	$50,290	$27,757	$32,677
Allocated allowance for loan losses	(5,685)	(9,296)	(10,360)	(10,445)	(17,556)
Net investment in impaired loans	$41,249	$31,292	$39,930	$17,312	$15,121

Charged-off loans	$(3,103)	$(1,091)	$(3,060)	$(592)	$(1,206)
Recoveries	1,208	615	679	76	180
Net recoveries (charge-offs)	$(1,895)	$(476)	$(2,381)	$(516)	$(1,026)

Allowance for loan losses to loans, net of unearned discount	1.31%	1.35%	1.33%	1.43%	1.50%
Allowance for credit losses to loans, net of unearned discount	1.36%	1.38%	1.36%	1.43%	1.50%
Allowance for loan losses to nonaccrual loans	82.44%	93.92%	92.80%	299.56%	255.99%
Allowance for credit losses to nonaccrual loans	85.71%	96.42%	95.22%	299.56%	255.99%
Allowance for loan losses to nonperforming assets	79.53%	89.95%	88.05%	197.16%	173.79%
Allowance for credit losses to nonperforming assets	82.68%	92.35%	90.35%	197.16%	173.79%
Allowance for loan losses to impaired loans	53.90%	66.52%	54.63%	90.14%	78.14%

Nonperforming assets to loans, net of unearned discount, and other real estate owned	1.65%	1.50%	1.51%	0.73%	0.86%
Annualized net recoveries (charge-offs) to average loans	(0.39)%	(0.09)%	(0.53)%	(0.12)%	(0.25)%
Nonaccrual loans to loans, net of unearned discount	1.59%	1.43%	1.43%	0.48%	0.59%